Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Helmerich & Payne, Inc. and Helmerich & Payne International Drilling Co. for the registration of debt securities, preferred stock, common stock, warrants, rights, units and guarantees of debt securities and to the incorporation by reference therein of our reports dated November 13, 2024, with respect to the consolidated financial statements of Helmerich & Payne, Inc. and the effectiveness of internal control over financial reporting of Helmerich & Payne, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

May 15, 2025